June 2, 2022

Via EDGAR Transmission

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Gregory Herbers

Re:	Innoviz Technologies Ltd. Registration Statement on Form F-3 Filed May 24, 2022 Registration No. 333-265170

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request the acceleration of the effective date of the above-referenced Registration Statement so that it will become effective on June 6, 2022, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable, or at such later time as Innoviz Technologies Ltd. (the “Company”) or its counsel may request via telephone call to the staff.  Please contact Ryan J. Maierson of Latham & Watkins LLP, counsel to the Company, at (713) 546-7420, or in his absence, Ryan J. Lynch at (713) 546-7404, to provide notice of effectiveness, or if you have any other questions or concerns regarding this matter.

[Signature Page Follows]

Sincerely yours, Innoviz Technologies Ltd. By: /s/ Eldar Cegla Eldar Cegla Chief Financial Officer

cc:   Ryan J. Maierson
Ryan J. Lynch